technology is not what you think.



SimpleTech 2001 Annual Report





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what products do you see as technology?

what qualities make them technology?

A molded plastic case? The wires inside the case? Electricity? Consider this. Most anything we see as modern technology possesses at least one of two basic qualities. It can **remember** and **perform** functions for us.

would technology be of use without these two qualities?

would technology be technology without these two qualities?

Think about it, technology wouldn't be very useful if it couldn't **retain** and apply the information you give it. It wouldn't offer convenience if it **processed** information slower than you can with pen and paper, would it?




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what's the point?

technology is not what you think.

Most think of technology as an entire product, a computer, an ATM, their cell phone. Technology is actually the individual units **inside** the product, it's what gives a product its **capabilities**.

seeing the point?

see the technology?

While it takes more than **memory** and **storage** technology to provide a complete product, most every product seen as technology requires both memory and storage to operate. It's how your digital alarm clock remembers that you need to wake up at 7 a.m. and how robots build cars.






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Our memory and storage solutions are used in the types of consumer and industrial products which are shown in this Annual Report.

thinking of technology differently?

think about this.

SimpleTech's sometimes unseen but vital line of over 2500 **memory** and **storage** solutions help power the smallest and largest products in the world. Our technology could be found in or alongside practically any product seen as modern technology, allowing these products to function in the ways we have come to expect. Next time you work at your PC, use an ATM, or call on your cell phone, you'll be thinking of technology a bit differently.

MEMORY

EMPOWERS TECHNOLOGY TO

PLAY MUSIC

PROVIDE IN-FLIGHT ENTERTAINMENT

RECORD VIDEO

PRINT DOCUMENTS



PROTECT HOMES

TEACH

RECOGNIZE VOICES



BREATHE FOR THE WEAK

SECURE OFFICE BUILDINGS

ANSWER THE PHONE

CONTROL AUDIO SYSTEMS



REMEMBER PRE-SET RADIO STATIONS

DISPENSE CASH

MONITOR FLIGHT INFORMATION

DELIVER REAL-TIME VIDEO GAME REACTION

NETWORK INFORMATION




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ROUTE PHONE CALLS

TRACK GLOBAL POSITION

ESTART HUMAN HEARTS

POWER COMPUTERS

RUN COPIERS

PROCESS INFORMATION



KEEP TRACK OF TIME

MONITOR TEMPERATURE

DELIVER CABLE TELEVISION

OPERATE CARS

STORAGE

EMPOWERS TECHNOLOGY TO


Digital Media
PC CARD
FLASH STORAGE
1GB
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MONITOR ACTIVITY

SECURE ACCESS

PRINT PHOTOS

POWER SERVERS

OVERSEE INVENTORY

BACK UP ENTERPRISE DATA

CAPTURE PICTURES

MAINTAIN CHECKBOOKS

POWER MILITARY OPERATIONS

NETWORK BUSINESSES

KEEP APPOINTMENTS

INSPECT CARGO

DIAGNOSE ILLNESSES

PLAY MOVIES

CHANGE CHANNELS

RECORD MUSIC

AUTOMATE PROCEDURES

CALCULATE

MONITOR ACTIVITY






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PLAY GAMES

SAFEGUARD INFORMATION

SAVE LIVES

DELIVER SATELLITES

PLAY INSTRUMENTS


SD
Digital Media
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BUILD CARS

READ NOVELS

NAVIGATE AIR TRAFFIC

RETURN CALLS


ATA
Flash Storage
SimpleTech

military aircraft

SimpleTech and TEAC

In designing and building the mission data recorder (MDR) used worldwide in the jet fighters like the USAF F-15, TEAC looked for much more than just an industrial memory solutions provider. In choosing a memory solutions provider, TEAC, the innovator of airborne videocassette recording, required open access to the provider and its sales and support staff in addition to the highest levels of testing, reliability and responsiveness.

TEAC discovered its answer in SimpleTech's 1.2 gigabyte and 1.8 gigabyte ATA Flash cards. The cards, which are an integral part of TEAC's move from Hi-8 mm to a digital video recording format, function at the high quality and performance levels demanded by TEAC. The MDR is subject to extreme vibration during takeoff and landing in any aircraft, more so in a fighter aircraft. Due to this operating environment, ruggedness is an essential factor in a memory solution. The ATA Flash memory solutions provided to TEAC do not contain moving parts. To ensure durability and performance in its most demanding applications, TEAC recommends Flash or solid-state memory solutions over a rotating mechanical drive; most customers opt for the superior reliability of the solid-state Removable Memory Module.

Outstanding quality coupled with good information provided by SimpleTech's responsive support staff equated to a successful memory solution and a successful relationship going forward. In addition to the F-15 and F-16 jet fighters, SimpleTech's memory solutions are now qualified in TEAC products used in the Apache attack helicopter and the Vertical Takeoff Unmanned Airborne Vehicle (VTUAV). SimpleTech's memory solutions are now being tested, domestically and internationally, in the Apache, the F-16 jet fighter and Northrop Grumman's VTUAV.

RECORDS MISSIONS




MEDIA KI
POWERS COMPUTERS


Simple

industry-accepted upgrades

SimpleTech and CDW

For more than 17 years CDW has offered technology solutions to businesses, government agencies and educational institutions nationwide. CDW has grown from a home-based business nto a successful multi-billion dollar, Fortune 500 company. CDW success is the result of strong relationships with customers and suppliers. For the past 10 years, SimpleTech has supplied CDW with the latest in high-quality, high-capacity memory and digital media products. Here's to successful relationships!


2.5"
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commercial aircraft

SimpleTech and Airshow

Airshow is a market leader in advanced cabin systems, with products in service in nearly 4,000 business aircraft, and on more than 3,500 aircraft operated by over 130 airlines worldwide. After upgrading from CD ROM-based technology to Flash or solid-state memory technology in order to enhance the performance and reliability of its Airshow 420 advanced cabin system, Airshow found that it was not getting the results from its solid-state memory supplier. Enter SimpleTech.

Airshow performed a careful examination of alternative custom memory solution providers and chose SimpleTech's 2.5-inch Flash drive. SimpleTech developed a turnkey solution by delivering a custom Flash drive, loading Airshow's software on to that drive and applying a conformal coating to protect the drive from the elements. In testing competitive solutions for Flash memory, Airshow found that SimpleTech's solutions held up much better than its competition, performed faster in read and write testing and held-up best under fast-changing temperature extremes. Airshow chose SimpleTech's solid-state solution for its exceptional performance, availability, timeliness and for great support provided by SimpleTech's sales and technical support staff.


PROVIDES INFORMATION AND ENTERTAINMENT

dear investors,

It is my pleasure to report to you that we have achieved our tenth year of profitability and a full year of positive cash flow in a most challenging 2001. This past year included the continuing dot-com plunge, a severe drop in the price of Flash memory, and a dramatic DRAM price decline. Add to this the general economic uncertainty and the tragic events surrounding September 11. Although these factors greatly impacted us, we were profitable. Just as significant, we were able to strengthen our competitive, technological and financial position.

Throughout SimpleTech's history, we have demonstrated our ability to grow in expanding markets. We achieved 60% compounded annual growth in 1999 and 2000 with net income of $17 million in 2000 alone. Moreover, we have shown that we can adapt in contracting markets. We limited our combined after-tax losses to less than $2 million in 1997 and 1998. The difficult business environment in 2001 yielded SimpleTech another first—profitability in a severe semiconductor industry downturn.

We are justifiably proud of our year 2001 performance achievements, which include:

Finance Highlights

- We increased our Commercial Division units shipped by 42.7% from 2000 to 2001.
- We increased our cash balance by $18.1 million to $51.8 million from 2000 to 2001.
- We reduced our operating expenses by $4.9 million from 2000 to 2001.

Performance Highlights

- We preemptively implemented cost cutting measures beginning in the first quarter of 2001.
- We significantly increased our design-win count through our Industrial Division.
- We increased our investment in research and development.
- We expanded our DRAM and Flash memory market share.
- We added notable new retail customers.
- We reduced inventory risk by improving inventory management.
- We implemented consignment inventory relationships with our major suppliers to reduce future inventory risk.

A Look To The Future

I am more excited than ever about our future. We successfully executed our acquisition strategy as we commenced 2002 by acquiring the assets of Irvine Networks, including next-generation proprietary technology designed to enable the transmission of files through web-based servers up to 500 times faster than current technology allows, depending on the application. The web appliance market is the fastest growing segment in the computing and storage space and our entry into this market through our newly formed Xiran Division is expected to yield enhanced profit margins. Our patent pending Xiran technology should permit us to leverage on our current strengths, including using our existing manufacturing facilities as well as our sales and marketing infrastructure in commercializing our Xiran product line.

The Business Environment For 2002

DRAM prices have more than quadrupled from November 2001 to March 2002 and appear to have temporarily stabilized. Constraint measures enacted by suppliers during the second half of 2001, including the closing of fab lines and consolidation among major DRAM manufacturers, have contributed to rising DRAM prices and signs of recovery. We believe these events will translate into increased average selling prices, revenues and gross profit dollars for SimpleTech.

We are enthusiastic about SimpleTech's opportunities for 2002. DRAM prices have apparently stabilized, further consolidation among DRAM manufacturers is a possibility, and there are signs that OEM customers have worked through much of the inventory excesses that plagued them in 2001.

We believe the investment community is taking close note of our performance. Further, we believe that we remain undervalued relative to our peers and we have high hopes that 2002 will afford us even greater recognition.

I have summarized our recent and historic accomplishments. We are experts in high-capacity memory and storage solutions for commercial and industrial applications. I invite you to read on in this Report to better understand our exciting company as we look to the future.

To our staff at SimpleTech, our suppliers and customers, and to our SimpleTech Board of Directors, I extend my sincere appreciation for your continuing support and commitment.

Sincerely,

Manouch Moshayedi
Chairman and CEO, SimpleTech, Inc.


2001-2004 CAGR 28%
$11
$16
$19
$23
01
02
03
04

worldwide DRAM market (in billions)

source: semico research corporation



2001-2004 CAGR 106%
$7.0
$5.0
$2.1
$0.8
01
02
03
04

worldwide Flash (NAND) memory card market (in billions)

source: semico research corporation

financial contents

simpletech 2001

BUSINESS OVERVIEW

SimpleTech is a technology solutions provider offering products based on dynamic random access memor or DRAM, static random access memory, or SRAM, and Flash memory technologies. We design, manufactu and market a comprehensive line of over 2,500 memory and storage products, as well as connectivity produc that connect memory cards and hard drive upgrade kits to PCs. These products are used in high-performanc computing, networking and communications, consumer electronics and industrial applications. Examples (these applications include desktop and notebook computers, servers, routers, switches, digital camera: digital video recorders, MP3 digital audio players, personal digital assistants, or PDAs, embedded controls an medical instruments. Our patented IC Tower stacking technology allows multiple memory chips to be stacke together to increase the capabilities of memory modules without increasing the product footprint. Th technology allows our customers to design memory intensive systems on a more competitive basis. O CompactFlash cards provide portable digital devices, such as digital cameras and MP3 digital audio player: with increased storage capabilities in a smaller size product. We believe our design, manufacturing, testin and logistics expertise, along with our proprietary technologies, enable us to respond to our customers' rapid changing product and service requirements. We provide our customers with timely access to higher speed an higher density memory products, increasing their ability to bring products to market quickly and decreasin their capital requirements and production and inventory costs.

We offer memory solutions through our Industrial and Commercial Divisions. Commercial Division channe include value added resellers, or VARs, mail order customers, commercial and industrial distributors, and retailer: We believe our comprehensive line of products allows our customers to efficiently manage their invento purchases by consolidating their sources for memory, storage and connectivity products. Our Industri Division sells primarily custom memory products for newly manufactured systems, with most sales based o a coordinated design effort between us and our Industrial Division customers.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 1999 through 2001 and the consolidated balance sheet data at December 31, 2000 and 2001 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 through 1999 were derived from our audited consolidated financial statements and are not included in this Report.

				Year Ended December 31,	
(in thousands, except share and per share data)	1997	1998	1999	2000	2001
Consolidated Statement of Operations Data:					
Net revenues	$ 159,088	$ 122,288	$ 192,593	$ 308,316	$ 164,241
Cost of revenues	131,094	97,930	152,743	239,964	127,691
Gross profit	27,994	24,358	39,850	68,352	36,550
Operating expenses					
Sales and marketing	15,971	13,340	14,150	21,588	18,078
General and administrative	8,780	9,381	9,755	11,853	11,564
Research and development	2,154	2,180	1,832	3,745	4,426
Non-recurring expense	—	—	—	1,810	—
Total operating expenses	26,905	24,901	25,737	38,996	34,068
Income (loss) from operations	1,089	(543)	14,113	29,356	2,482
Interest and other expense (income), net	1,713	1,597	2,128	1,158	(1,395)
Income (loss) before provision (benefit) for income taxes	(624)	(2,140)	11,985	28,198	3,877
Provision (benefit) for income taxes	2	23	(518)	2,838	1,537
Net income (loss)	$ (626)	$ (2,163)	$ 12,503	$ 25,360	$ 2,340
Pro Forma Data[1]:					
Income (loss) before provision (benefit) for income taxes	$ (624)	$ (2,140)	$ 11,985	$ 28,198	
Pro forma provision (benefit) for income taxes	(237)	(813)	4,554	10,883	
Pro forma net income (loss)	$ (387)	$ (1,327)	$ 7,431	$ 17,315	
Net income (loss) per share (pro forma in years 1997 – 2000)					
Basic	$ (0.01)	$ (0.04)	$ 0.24	$ 0.53	$ 0.06
Diluted	$ (0.01)	$ (0.04)	$ 0.23	$ 0.50	$ 0.06
Weighted average shares outstanding[2]					
Basic	30,601,027	30,601,027	30,601,027	32,393,218	38,126,687
Diluted	30,601,027	30,601,027	32,657,993	34,593,678	39,435,505

					December 31,
(in thousands)	1997	1998	1999	2000	2001
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 2,572	$ 817	$ 3,779	$ 33,747	$ 51,831
Working capital	14,247	11,283	22,855	64,300	64,543
Total assets	41,873	40,087	55,131	103,286	88,710
Long-term portion of debt and capital lease obligations	18,401	18,132	15,681	1,642	384
Total shareholders' equity	6,862	4,760	15,780	69,913	73,873

(1) From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed using an effective tax rate of 38% to reflect the estimated income tax expense (benefit) as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

(2) Reflects a 5.07 for 1 stock split of our common stock in September 2000. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjun with our financial statements and the related notes to such financial statements included elsewhere ir Report beginning on page 44. The following discussion contains forward-looking statements that in risks and uncertainties. The statements are based on current expectations and actual results could (materially from those discussed herein. Factors that could cause or contribute to the differences are discu in "Risk Factors" and elsewhere in this Report.

Overview

Simple Technology, Inc., incorporated in 1990 and renamed SimpleTech, Inc. in May 2001, is a techn solutions provider offering products based on DRAM, SRAM and Flash memory technologies. Headquar in Santa Ana, California, the company is a leader in the design, development, manufacturing and mark of memory solutions. In addition, we offer a line of high-density memory products using our three-dimens IC Tower stacking technology that allows multiple memory chips to be stacked together to increase capabilities of memory modules without increasing the product footprint. Our products are used in l performance computing, networking and communications, consumer electronics and industrial applicat

As a result of increased demand for consumer electronics and high-density memory products used in Int infrastructure and embedded applications, the percentage of our revenues derived from the sale of Flash me and IC Tower stacking products increased from 13.0% in 1998 to 20.8% in 1999 and 40.2% in 2 However, due to the softening macro-economic conditions and excess inventory levels at our Indus Division customers in 2001, the percentage of our revenue derived from the sale of Flash memory ar tower stacking products decreased to 34.1% in 2001. In 2001, our highest profit margin products wer IC Tower stacking products.

We sell our products through our Industrial and Commercial Divisions. Our Industrial Division was cre in late 1998 to enhance the marketing of our products to original equipment manufacturers, or OEMs Commercial Division sells our products through the following five channels: value added reseller, or VAR, order, commercial and industrial distribution, and retail. After experiencing year-over-year total rev growth of 57.5% from 1998 to 1999 and 60.1% from 1999 to 2000, both our Industrial and Comme Division revenues were negatively impacted in 2001 due to softening macro-economic conditions and se declines in the price of DRAM and Flash components, which resulted in significantly lower average se prices. In addition, our Industrial Division revenues were further impacted by a build-up of inventory b communications and networking customers in 2000. We do not expect Industrial Division customer inve levels to return to normal levels until at least the second half of 2002. In 2001, our Industrial Div revenues declined 66.7% and our Commercial Division revenues declined 29.2%. Our total revenues earnings bottomed in the third quarter of 2001 with total revenues growing 7.2% sequentially in the fc quarter of 2001. In 2001, our Commercial Division significantly expanded our retail presence througl addition of new customers, including Sam's Club and Circuit City. Commercial Division units shi increased 42.7% from 2000 to 2001. In 2000 and 2001, our highest profit margin division was Industrial Division. Although we began tracking revenues and gross margins on a divisional basis in 1 we have not tracked, and do not intend to track, operating expenses on a divisional basis.

DRAM prices have more than quadrupled from November 2001 to March 2002 and appear to have tempo stabilized. Constraint measures enacted by suppliers during the second half of 2001, including the clc of fab lines and consolidation among major DRAM manufacturers, have contributed to rising DRAM p and signs of recovery. We believe these events will translate into increased average selling prices, reve and gross profit dollars.

Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 56.3% of our total revenues in 2001, 55.8% of our total revenues in 2000, and 44.3% of our total revenues in 1999. Our ten largest Industrial Division customers accounted for an aggregate of 71.0% of our Industrial Division revenues or 20.8% of our total revenues in 2001, 81.3% of our Industrial Division revenues or 37.4% of our total revenues in 2000, and 75.4% of our Industrial Division revenues or 19.4% of our total revenues in 1999. In 2001, Unisys accounted for 37.6% of our Industrial Division revenues or 11.0% of our total revenues. In 2000, Cisco Systems accounted for 31.8% of our Industrial Division revenues or 14.6% of our total revenues. Our ten largest Commercial Division customers accounted for an aggregate of 61.6% of our Commercial Division revenues or 43.6% of our total revenues in 2001, 50.5% of our Commercial Division revenues or 27.3% of our total revenues in 2000, and 47.6% of our Commercial Division revenues or 35.3% of our total revenues in 1999. Our largest Commercial Division customer between 1999 and 2001, CDW Computer Centers accounted for 27.9% of our Commercial Division revenues or 19.7% of our total revenues in 2001, 31.2% of our Commercial Division revenues or 16.8% of our total revenues in 2000 and 26.1% of our Commercial Division revenues or 19.4% of our total revenues in 1999. Other than Unisys and CDW Computer Centers in 2001, Cisco Systems and CDW Computer Centers in 2000 and CDW Computer Centers in 1999, no customer accounted for more than 10.0% of our total revenues in 2001, 2000 or 1999. The composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products.

International sales of our products constituted 16.0% of our revenues in 2001, 13.4% of our revenues in 2000 and 15.0% of our revenues in 1999. No single foreign country accounted for more than 10.0% of our revenues in 2001, 2000 or 1999. We focus our international sales efforts on Industrial and Commercial Division customers, with sales to VARs constituting substantially all of our international commercial sales. In 2001, 2000 and 1999, over 95.0% of our international sales were denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive, which could result in a reduction of sales in a particular country. In addition, we purchase substantially all of the IC devices used in our products from local distributors of Japanese, Korean and Taiwanese suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices. Our international sales also could be adversely affected by risks including regulatory risks, tariffs and other trade barriers.

In the past we have been impacted by seasonal purchasing patterns resulting in higher sales in the third and fourth quarters of each year. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, if revenues are lower than expected in any given period, our results of operations could be harmed.

Revenues are recognized at the time of shipment. A majority of our sales through commercial channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs. These inventory write-downs were approximately $759,000 in 2001, $2.9 million in 2000 and $1.2 million in 1999. Increased inventory write-downs in 2000 were primarily attributable to sharp declines in component prices during the fourth quarter. We also have price protection agreements with a number of our Commercial Division customers in which we retain limited liability for price declines related to unsold inventory. If we reduce the list price of our products, these customers may receive credits from us. We incurred price protection charges of approximately $1.8 million in 2001, $557,000 in 2000 and $367,000 in 1999. Price protection charges increased in 2001 due to increased component price volatility.

From our formation in March 1990 through September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns during that period on that basis. Subsequent to our S corporation termination on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

	Year Ended December 31,		
	2001	2000	1999
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	77.7	77.8	79.3
Gross profit	22.3	22.2	20.7
Operating expenses			
Sales and marketing	11.0	7.0	7.3
General and administrative	7.0	3.9	5.1
Research and development	2.7	1.2	1.0
Non-recurring expense	0.0	0.6	0.0
Total operating expenses	20.7	12.7	13.4
Income from operations	1.6	9.5	7.3
Interest and other expense (income), net	(0.8)	0.4	1.1
Income before provision for income taxes	2.4	9.1	6.2
Provision for income taxes(1)	1.0	3.5	2.3
Net income(1)	1.4%	5.6%	3.9%

(1) Pro forma in 1999 and 2000.

Comparison of the years ended December 31, 2001, 2000 and 1999

Net Revenues. Our revenues were $164.2 million in 2001, $308.3 million in 2000 and $192.6 million in 1999. Sales of memory products accounted for 90.2% of our revenues in 2001, 91.0 % of our revenues in 2000 and 89.8% of our revenues in 1999. Revenues decreased 46.7% from 2000 to 2001 primarily due to a 54.4% decrease in our average sales price from $125 in 2000 to $57 in 2001, offset partially by a 16.0% increase in units shipped from 2.5 million units in 2000 to 2.9 million units in 2001. The decrease in our average sales price resulted from significant declines in DRAM and Flash component prices from October 2000 through November 2001. The increase in unit volume resulted from increases of 37.7% for standard memory products and 29.7% for Flash products, partially offset by unit volume decreases of 68.4% for IC Tower stacking products and 41.2% for non-DRAM, non-Flash products such as SRAM, hard drive upgrade kits and connectivity products. Increases in Flash and standard memory units shipped resulted primarily from market share gains achieved during 2001 in the retail channel, including shipments to new retail customers such as Circuit City and Sam's Club. Decreases in IC Tower stacking units shipped resulted from excess Industrial Division customer inventory levels throughout 2001. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales prices and gross margins.

Revenues increased 60.1% from 1999 to 2000 due to a 54.3% increase in our average sales price from $81 in 1999 to $125 in 2000 and a 4.2% increase in unit volume from 2.4 million units in 1999 to 2.5 million units in 2000. The increase in our average sales price resulted from a shift in product mix to higher capacity DRAM, Flash and IC Tower stacking products. The increase in unit volume resulted from unit volume increases of 386.4% for IC Tower stacking products and 63.8% for Flash products, partially offset by unit volume decreases of 2.7% for standard memory products and 45.5% for non-DRAM, non-Flash products such as products manufactured on a consignment basis, SRAM, hard drive upgrade kits and connectivity products. The decrease in unit volume for non-DRAM, non-Flash products resulted from a substantial decline in the unit volume of products manufactured on a consignment basis from 1999 to 2000.

Our Industrial Division revenues were $48.0 million in 2001, $144.2 million in 2000 and $49.6 million in 1999, compared to our Commercial Division revenues of $116.2 million in 2001, $164.1 million in 2000 and $143.0 million in 1999. Both our Industrial and Commercial Division revenues were negatively impacted in 2001 due to softening macro-economic conditions and severe declines in the price of DRAM and Flash components, which resulted in significantly lower average selling prices. Our Industrial Division revenues were further impacted by a build-up of inventory by our communications and networking customers in 2001. We do not expect Industrial Division customer inventory levels to return to normal levels until at least the second half of 2002. Our combined backlog was $4.5 million as of December 31, 2001, $22.4 million as of December 31, 2000 and $13.2 million as of December 31, 1999. Our Industrial Division backlog was $3.8 million as of December 31, 2001, $21.4 million as of December 31, 2000 and $12.7 million as of December 31, 1999, compared to our Commercial Division backlog of $721,000 as of December 31, 2001, $1.0 million as of December 31, 2000 and $485,000 as of December 31, 1999. From 2000 to 2001, the decrease in Industrial Division backlog resulted from a build-up of inventory by our Industrial Division customers, which led to a significant reduction of orders. From 1999 to 2000, the increase in Industrial Division backlog was primarily due to increasing Industrial Division orders and the lengthening of time between our receipt of an Industrial Division order and the required ship date of the order. Commercial Division backlog is typically nominal since substantially all commercial orders are filled on a same-day or next-day basis.

Gross Profit. Our gross profit was $36.6 million in 2001, $68.4 million in 2000 and $39.9 million in 1999. Gross profit as a percentage of revenues was 22.3% in 2001, 22.2% in 2000 and 20.7% in 1999. Gross profit as a percentage of revenues remained relatively flat from 2000 to 2001. Gross profit as a percentage of revenues expanded from 1999 to 2000 primarily due to a shift in product mix to a greater concentration of higher margin, higher capacity Flash memory and IC Tower stacking products. Gross profit as a percentage of revenues for our Industrial Division was 29.6% in 2001, 26.7% in 2000 and 29.4% in 1999, compared to our Commercial Division gross profit as a percentage of revenues of 19.2% in 2001, 18.2% in 2000 and 17.7% in 1999. Gross margins for our Industrial Division were greater than for our Commercial Division primarily due to the fact that our Industrial Division sold a larger percentage of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products.

Sales and Marketing. Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses were $18.1 million in 2001, $21.6 million in 2000 and $14.2 million in 1999. Sales and marketing expenses decreased from 2000 to 2001 primarily due to reduced commissions and channel marketing expenses related to lower revenues. Sales and marketing expenses increased from 1999 to 2000 primarily due to increases in personnel costs related to the addition of internal salespersons and increased commissions and channel marketing expenses related to higher revenues. Sales and marketing expenses as a percentage of revenues were 11.0% in 2001, 7.0% in 2000 and 7.3% in 1999. As a percentage of revenues, sales and marketing expenses increased from 2000 to 2001 primarily due to reduced revenues and were relatively flat in 1999 and 2000.

General and Administrative. General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses were $11.6 million in 2001, $11.9 million in 2000 and $9.8 million in 1999. General and administrative expenses were relatively flat between 2000 and 2001. General and administrative expenses increased from 1999 to 2000 primarily due to increased staffing and $1.4 million in additional legal costs. General and administrative expenses as a percentage of revenues were 7.0% in 2001, 3.8% in 2000 and 5.1% in 1999. As a percentage of revenues, general and administrative expenses increased from 2000 to 2001 primarily due to reduced revenues. As a percentage of revenues, general and administrative expenses decreased from 1999 to 2000 primarily due to increased revenues, partially offset by increased legal costs and expanded staffing.

Research and Development. Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses were $4.4 million in 2001, $3.7 million in 2000 and $1.8 million in 1999. Research and development expenses as a percentage of revenues were 2.7% in 2001, 1.2% in 2000 and 1.0% in 1999. Research and development expenses increased year-over-year from 1999 to 2001 primarily due to a significant expansion of our research and development staff to serve our growing Industrial Division customer base and to develop new product lines. In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. Irvine Networks has been developing innovative content processing technology for Web-based server platforms. As a result of our acquisition of Irvine Networks, we expect our research and development expenses to increase significantly in 2002 to approximately $8 to $9 million.

Non-Recurring Expenses. We did not have non-recurring expenses in 2001 and in 1999. Non-recurring expenses were $1.8 million in 2000 and were comprised of expenses related to a litigation settlement with Interactive Flight Technologies, Inc. The settlement payment was made in January 2001.

Interest and Other Expense (Income), Net. Interest and other expense (income), net is comprised of interest expense related to our line of credit and equipment financing, interest income from our cash and cash equivalents and other expenses or income resulting from non-operating transactions . Interest and other expense (income), net was ($1.4) million in 2001, $1.2 million in 2000 and $2.1 million in 1999. Interest expense was $200,000 in 2001, $1.6 million in 2000 and $1.8 million in 1999. In October 2000, we paid down our line of credit balance to zero. Interest income was $1.6 million in 2001, $407,000 in 2000 and $24,000 in 1999. Interest income increased in 2000 and 2001 due to a higher average cash balance resulting primarily from initial public offering proceeds received in October 2000 and positive cash flow from operations in each quarter from the fourth quarter of 2000 through the fourth quarter of 2001. In 1999, we contributed land with a cost basis of $325,000 to charity resulting in other expense.

Net Income. Net income was $2.3 million in 2001. Assuming the termination of our S corporation status, pro forma net income would have been $17.3 million in 2000 and $7.4 million in 1999.

Liquidity and Capital Resources

As of December 31, 2001, we had working capital of $64.5 million, including $51.8 million of cash and cash equivalents, compared to working capital of $64.3 million, including $33.7 million of cash and cash equivalents, as of December 31, 2000. We had no outstanding principal balance under our $27.5 million line of credit with Comerica Bank at December 31, 2001 and 2000. There is no unused line fee under our line of credit agreement with Comerica Bank. Following our initial public offering, Comerica Bank has the option to reduce our availability under the line of credit to an amount between $15.0 million and $20.0 million as determined by their sole and absolute discretion. To date, availability under our line of credit has remained at $27.5 million. Current assets were 5.5 times current liabilities at the end of 2001, compared to 3.0 times current liabilities at the end of 2000.

Net cash provided by operating activities was $24.2 million in 2001. Net cash provided by operating activities in 2001 resulted primarily from net income of $2.3 million, a decrease in net accounts receivable of $16.0 million and a decrease in net inventory of $21.2 million, partially offset by a decrease in accounts payable of $15.6 million. Inventory and accounts payable decreased primarily due to the implementation of consignment inventory programs with our three largest component suppliers during 2001 and a sharp decline in DRAM and Flash pricing during the year. Accounts receivable decreased due to the decline in overall revenues. Net cash provided by operating activities was $18.1 million in 2000. Net cash provided by operating activities in 2000 resulted primarily from net income of $25.4 million, increases in accounts payable and accrued and other liabilities of $8.4 million, and depreciation and amortization of $3.4 million, partially offset by increases in net inventory of $12.8 million, net accounts receivable of $4.4 million and deferred income taxes of $1.6 million. Inventory increased to support increased Industrial Division customer orders and lengthened time between our receipt of such orders and their required ship date. Accounts receivable increased due to increased overall revenues.

Net cash used in investing activities was $5.4 million in 2001 and $2.4 million in 2000, attributable primarily to purchases of furniture, fixtures and equipment. Although we had no material capital expense commitments as of December 31, 2001, we expect to spend approximately $6.0 to $8.0 million during the next 24 months, primarily for manufacturing, testing and engineering equipment.

Net cash used in financing activities totaled $674,000 in 2001. Net cash used in financing activities in 2001 resulted primarily from the repayment of borrowings from a bank and capital lease obligations of $1.6 million, partially offset by the issuance of common stock of $1.1 million related to our employee stock purchase plan and stock option exercises. In 2001, we also repurchased a total of 72,500 shares of our common stock under our authorized stock repurchase program at an average price of approximately $1.25 per share, resulting in a total cash payment of approximately $92,000. Net cash provided by financing activities totaled $14.3 million in 2000. Net cash provided by financing activities in 2000 resulted primarily from the receipt of $65.1 million in connection with our initial public offering in September 2000, partially offset by distributions of $35.0 million to S Corporation shareholders and line of credit repayments of $12.5 million.

In prior years, we entered into several capital leases and loans to finance manufacturing and testing equipment. Our obligations under capital leases were $554,000 on December 31, 2001 and $1.4 million on December 31, 2000, with interest rates ranging from 8.1% to 9.6% per annum. Our equipment financing loan balances were $1.0 million on December 31, 2001 and $1.8 million on December 31, 2000, with interest rates ranging from 7.5% to 9.1% per annum. One of the equipment note payable agreements contains various nonfinancial covenants that, among other things, limit distributions and dividends to our shareholders without the prior written consent of the lender, and require the equipment to remain unencumbered by other liens. As of December 31 2001, we were in compliance with all covenants under the equipment note payable agreements.

We have made cash distributions of a portion of our S Corporation earnings to our shareholders of record as of September 20, 2000, for reasons including payment of their overall personal income taxes. On September 26, 2000, we distributed to our shareholders of record as of September 20, 2000, in proportion to their ownership of our shares, notes in an aggregate principal amount of $25.1 million, equal to our undistributed earnings from the date of our formation through September 26, 2000. We used a portion of the net proceeds from our initial public offering to payoff the principal amount of these undistributed earnings notes on October 6, 2000 and November 3, 2000.

We believe the net proceeds from our initial public offering, together with our existing assets, availability under our line of credit and expected cash flow from operations will be sufficient to fund our operations for the next 12 months. Thereafter, we may require additional sources of funds to continue to support our business. Such funds, if needed, may not be available or may not be available on terms acceptable to us.

Inflation
Inflation was not a material factor in either revenue or operating expenses during the past three fiscal years ended December 31, 2001, 2000 and 1999.

Subsequent Events
In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. The on-going operation has become our Xiran Division. For the past two-and-a-half years, Irvine Networks has been developing innovative content processing technology for Web-based server platforms. The effort is in the final stages of developing a working prototype. The completed products, incorporating our patented memory stacking technology, will be inserted into Web-based servers to enable the faster transmission of files.

Recently Issued Accounting Standards
In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 develops one accounting model for long-lived assets to be disposed of by sale, requires that long-lived assets to be disposed by sale be measured at the lower of book value or fair value less cost to sell and expands the scope of discontinued operations to include all components of an entity with operations that (a) can be distinguished from the rest of the entity and (b) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for all fiscal years beginning after December 15, 2001 and is therefore effective for us beginning with our fiscal quarter ending March 31, 2002. We are currently evaluating the impact of the adoption of SFAS No. 144 on our consolidated financial statements.

Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

- *Reserves for inventory excess, obsolescence and lower of market values over costs* – We generally purchase raw materials in quantities that we anticipate will be fully used in the near term. Changes in operating strategy and customer demand, and the somewhat unpredictable fluctuations in market values for such materials, however, can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of our inventory to its market value.

- *Allowances for doubtful accounts and price protection* – We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additionally, we maintain allowances for limited price protection rights for inventories of our products held by our customers as a result of recent sales transactions to them. If we reduce the list price of our products, these customers may receive a credit from us. We estimate the impact of such pricing changes on a regular basis and adjust our allowances accordingly.

- *Product returns* – We offer a majority of our customers that purchase product through our commercial channels limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with our customers. We provide for estimated future returns of inventory at the time of sale based on historical experience and actual results have been within our expectations.

- *Income taxes* – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in the consolidated statements of operations, additional tax expense may be recorded.

- *Litigation and other contingencies* – Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense relating to our contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

- *Valuation of long-lived assets* – We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy can significantly reduce the estimated useful life of such assets. (See Note 2 to the notes to our consolidated financial statements regarding recently issued accounting standards).

Quantitative and Qualitative Disclosures About Market Risk

At any time, fluctuations in interest rates could affect interest earnings on our cash and cash equivalents and interest expense on our existing variable rate debt. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations, and cash flows would not be material. Currently, we do not hedge these interest rate exposures. The primary objective of our investment activities is to preserve capital. We have not used derivative financial instruments in our investment portfolio.

At December 31, 2001, our cash and cash equivalents were $51.8 million and our variable rate debt, consisting of term loan borrowing, was $1.0 million. We have not utilized our floating rate debt under the revolving credit facility since October 2000. At December 31, 2001, our cash and cash equivalents included $50.8 million invested in money market and other interest bearing accounts and $1.0 million invested in marketable securities, which represents investments in United States treasury notes and treasury bonds.

At December 31, 2001, our investment in marketable securities had a weighted-average time to maturity of approximately 52 days. Marketable securities represent United States treasury notes and treasury bonds with a maturity of greater than three months. These securities are classified as held to maturity because we have the intention and ability to hold the securities to maturity. Gross unrealized gains and losses on held-to-maturity marketable securities have historically not been material. Maturities on held-to-maturity marketable debt securities range from three months to two years.

If interest rates were to decrease 1%, the result would be an annual decrease in our interest income related to our cash and cash equivalents of approximately $518,000. Conversely, if interest rates were to increase 1%, the result would be an annual increase in our interest expense related to our variable rate debt of approximately $10,000. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effect of the change in the level of overall economic activity that could exist in such an environment.

More than 95.0% of our international sales are denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase substantially all of our IC devices from local distributors of Japanese, Korean and Taiwanese suppliers. Fluctuations in the currencies of Japan, Korea or Taiwan could have an adverse impact on the cost of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rate or foreign currency exchange rates.

Risk Factors

You should carefully consider the following risks before you decide to buy shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including those risks set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" above, may also adversely impact and impair our business. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our stock.

This Report contains forward-looking statements based on the current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this Report. We do not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Declines in our average sales prices may result in declines in our revenues and gross margins. In the fourth quarter of 2000 and in the entire year 2001, overcapacity in the memory product market resulted in significant declines in component prices, which negatively impacted our average selling prices. Declines in semiconductor prices could also affect the valuation of our inventory, which could harm our business. During periods of overcapacity, our ability to maintain or increase revenues will depend upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to offset declines in sales prices. Our efforts to reduce costs and develop new products to offset the impact of further declines in average sales prices may not be successful. Declines in average sales prices also would result in more memory being built into products by original equipment manufacturers, which would favor our largest competitors and reduce the demand for our commercial memory products.

Because we depend on a small number of suppliers for IC devices, any disruption in our supply relationships could harm our ability to fulfill orders. We have no long-term IC device supply contracts and are dependent on a small number of suppliers to supply IC devices, which represent approximately 95% of our component costs. Our dependence on a small number of suppliers and our limited number of long-term supply contracts expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Hitachi Semiconductor supplies substantially all of the IC devices used in our Flash memory products. In addition, Elpida Memory, Micron Semiconductor Electronics and Samsung Semiconductor currently supply a majority of the DRAM IC devices used in our DRAM memory products. A disruption in or termination of our supply relationship with any of these significant suppliers by natural disaster or otherwise, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with our customers, and would increase our costs and/or prices. In particular, if our supply relationship with Hitachi Semiconductor is disrupted or terminated, our ability to manufacture and sell our Flash products would be limited and our Flash business would be adversely affected.

We are subject to the cyclical nature of the semiconductor industry and changes from the current point in the cycle could adversely affect our business. The semiconductor industry, including the memory markets in which we compete, is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could have a material adverse effect on our business and operating results. In the fourth quarter of 2000 and in 2001, a semiconductor downturn negatively impacted our average selling prices, revenues and earnings. Furthermore, any upturn in the semiconductor industry could result in increased demand for, and possible shortages of, components we use to manufacture and assemble our ICs. Such shortages could have a material adverse effect on our business and operating results.

We may be unable to maintain a steady supply of components. The electronics industry has experienced in the past, and may experience in the future, shortages in IC devices, including DRAM, SRAM and Flash memory. We have experienced and may continue to experience delays in component deliveries and quality problems which have caused and could in the future cause delays in product shipments. In addition, we have required and could in the future require the redesign of some of our products. In addition, industry capacity has, from time to time, become constrained such that some vendors which supply components for our products have placed their customers, ourselves included, on allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner.

Sales to a small number of customers represent a significant portion of our revenues and the loss of any key customer would materially reduce our sales. Our dependence on a small number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our revenues. Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest Industrial Division customers accounted for an aggregate of 71.0% of our Industrial Division revenues or 20.8% of our total revenues in 2001 and 81.3% of our Industrial Division revenues or 37.4% of our total revenues in 2000. In 2001, Unisys accounted for 37.6% of our Industrial Division revenues, or 11.0% of our total revenues. In 2000, Cisco Systems accounted for 31.8% of our Industrial Division revenues or 14.6% of our total revenues. No other Industrial Division customer accounted for more than 10.0% of our total revenues in 2001 or 2000.

Our ten largest Commercial Division customers accounted for an aggregate of 61.6% of our Commercial Division revenues or 43.6% of our total revenues in 2001, and 50.5% of our Commercial Division revenues or 27.3% of our total revenues in 2000. CDW Computer Centers was our largest Commercial Division customer for both 2001 and 2000. CDW Computer Centers accounted for 27.9% of our Commercial Division revenues or 19.7% of our total revenues in 2001, and 31.2% of our Commercial Division revenues or 16.8% of our total revenues in 2000. No other Commercial Division customer accounted for more than 10.0% of our total revenues in 2001 and 2000.

Consolidation in some of our customers' industries may result in increased customer concentration and the potential loss of customers as a result of acquisitions. In addition, the composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future and believe that our financial results will depend insignificant part upon the success of our customers' business.

Three of our beneficial shareholders have substantial influence over our operations and can significantly influence matters requiring shareholder approval. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech, are brothers and beneficially own approximately 80.2% of our common stock. As a result, they have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors, approval of significant corporate transactions and the ability to control the decision of whether a change in control will occur.

We are involved from time to time in claims and litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, we have received, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights, which claims could result in litigation. Such litigation would likely result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Such a license may not be available on commercially reasonable terms, if at all. Our failure to obtain a license or our failure to obtain a license on commercially reasonable terms could cause us to incur substantial costs and suspend manufacturing products using the infringed technology. If we obtain a license, we would likely be required to make royalty payments for sales under the license. Such payments would increase our costs of revenues and reduce our gross profit.

We are currently a party to two lawsuits regarding intellectual property as further described under "Legal Proceedings." The outcome of litigation is inherently uncertain and we cannot predict the outcome of these lawsuits with certainty. These lawsuits have diverted, and are expected to continue to divert, the efforts and attention of our key management and technical personnel. In addition, we have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with these lawsuits. As a result, our defense of these lawsuits, regardless of their eventual outcomes, has been, and will continue to be, costly and time consuming. In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease. In addition, if we are found to infringe valid patents of others, we may be excluded from using the infringed technology without a license, which may not be available on commercially reasonable terms, if at all.

If industry sales of products using Flash memory do not grow, our revenues, gross margins and profitability would be harmed. The market for consumer electronics incorporating Flash memory is relatively new and emerging. The success of our Flash business will depend largely on the level of consumer interest in consumer electronics utilizing Flash memory, such as digital cameras, MP3 digital audio players and personal digital assistants, or PDAs, many of which have only recently been introduced to the market. If sales of products using Flash memory do not increase, we will be unable to grow our Flash business. In addition, if we are unable to anticipate and fulfill customer demand for our products, we may lose sales to our competitors.

Demand for our products would decline if the market for Flash memory does not develop, or if a competing technology displaces Flash memory. There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry-standard Flash memory products, we may experience significant delays in releasing new and commercially viable products. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular Flash memory standard or competing technology than we are. In particular, a primary source of competition may come from companies that offer alternative technologies such as ferroelectric random access memory products. If a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products.

The execution of our growth strategy depends on our ability to retain key personnel, including our executive officers, and to attract qualified personnel. Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy.

We also refer you to additional risk factors that we face that are described in our periodic filings with the Securities and Exchange Commission, specifically our most recent reports on Forms 10-K, 10-Q and 8-K.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	December 31, 2001	2000
Assets:		
Current Assets:		
Cash and cash equivalents	$ 51,831	$ 33,747
Accounts receivable, net of allowances of $1,080 and $972 at December 31, 2001 and 2000, respectively	12,062	28,103
Inventory, net	9,843	31,052
Deferred income taxes	786	2,060
Other current assets	4,474	1,069
Total current assets	78,996	96, 031
Furniture, fixtures and equipment, net	9,127	6,926
Deferred income taxes	587	329
Total assets	$ 88,710	$ 103,286
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Accounts payable	$ 10,320	$ 25,950
Current maturities of long-term debt	741	761
Current maturities of capital lease obligations	441	801
Accrued and other liabilities	2,951	4,219
Total current liabilities	14,453	31,731
Long-term debt	271	1,083
Capital lease obligations	113	559
Total liabilities	$ 14,837	$ 33,373
Commitments and contingencies (Note 9)		
Shareholders' Equity:		
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 38,272,050 shares issued and outstanding as of December 31, 2001; 37,572,667 shares issued and outstanding as of December 31, 2000	38	38
Additional paid-in capital	65,484	63,911
Unearned stock based compensation	(15)	(62)
Retained earnings	8,366	6,026
Total shareholders' equity	73,873	69,913
Total liabilities and shareholders' equity	$ 88,710	$ 103,286

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)	Year Ended December 31, 2001	2000	1999
Net revenues	$ 164,241	$ 308,316	$ 192,593
Cost of revenues	127,691	239,964	152,743
Gross profit	36,550	68,352	39,850
Sales and marketing	18,078	21,588	14,150
General and administrative	11,564	11,853	9,755
Research and development	4,426	3,745	1,832
Non-recurring legal settlement (Note 9)	—	1,810	—
Total operating expenses	34,068	38,996	25,737
Income from operations	2,482	29,356	14,113
Interest income	(1,595)	(406)	(24)
Interest expense	200	1,564	1,827
Other expense	—	—	325
Income before provision (benefit) for income taxes	3,877	28,198	11,985
Provision (benefit) for income taxes	1,537	2,838	(518)
Net income	$ 2,340	$ 25,360	$ 12,503
Pro forma data (Note 2):			
Income before provision for income taxes		$ 28,198	$ 11,985
Provision for income taxes		10,883	4,554
Pro forma net income		$ 17,315	$ 7,431
Net income per share:			
Basic	$ 0.06	$ 0.53[a]	$ 0.24[a]
Diluted	$ 0.06	$ 0.50[a]	$ 0.23[a]
Weighted average shares outstanding:			
Basic	38,126,687	32,393,218	30,601,027
Diluted	39,435,505	34,593,678	32,657,993

(a) Pro forma (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Stock Based Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balances, December 31, 1998	30,601,027	$ 30	$ 3,034	$ (25)	$ 1,838	$ (116)	$ 4,761
Comprehensive income:							
Net income	—	—	—	—	12,503	—	12,503
Foreign currency translation adjustment	—	—	—	—	—	19	19
Total comprehensive income							12,522
Reduction in unearned compensation due to termination of services	—	—	(12)	12	—	—	—
Unearned compensation related to stock options granted to employees	—	—	261	(261)	—	—	—
Compensation related to stock options vesting	—	—	—	133	—	—	133
Distributions to shareholders	—	—	—	—	(1,636)	—	(1,636
Balances, December 31, 1999	30,601,027	30	3,283	(141)	12,705	(97)	15,780
Comprehensive income:							
Net income	—	—	—	—	25,360	—	25,360
Foreign currency translation adjustment	—	—	—	—	—	97	97
Total comprehensive income							25,457
Compensation related to stock options vesting	—	—	—	79	—	—	79
Change in par value of common stock	—	1	(1)	—	—	—	—
Distributions to shareholders	—	—	(3,000)	—	(32,039)	—	(35,039
Issuance of common shares	6,364,000	6	62,726	—	—	—	62,732
Exercise of stock options	607,640	1	671	—	—	—	672
Tax benefits from exercise of stock options	—	—	232	—	—	—	232
Balances, December 31, 2000	37,572,667	38	63,911	(62)	6,026	—	69,913
Net income	—	—	—	—	2,340	—	2,340
Compensation related to stock options vesting	—	—	—	47	—	—	47
Issuance of common shares under employee stock purchase plan	99,826	—	327	—	—	—	327
Stock buyback	(72,500)	—	(92)	—	—	—	(92
Exercise of stock options	672,057	—	729	—	—	—	729
Tax benefits from exercise of stock options	—	—	609	—	—	—	609
Balances, December 31, 2001	38,272,050	$ 38	$ 65,484	$ (15)	$ 8,366	$ —	$ 73,873

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2001	2000	1999
		Year Ended December 31,	
Cash flows from operating activities:			
Net income	$ 2,340	$ 25,360	$ 12,503
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,152	3,406	3,581
Loss on sale of furniture, fixtures and equipment	50	42	7
Charitable contribution of land held for investment	—	—	325
Accounts receivable provisions	2,543	1,253	486
Inventory excess and obsolescence expense	759	2,940	1,214
Deferred income taxes	1,016	(1,571)	(519)
Compensation related to stock options vesting	47	79	133
Other	—	97	20
Change in operating assets and liabilities:			
Accounts receivable	13,498	(5,651)	(11,769)
Inventory	20,450	(15,715)	(5,613)
Other assets	(2,796)	(524)	361
Accounts payable	(15,630)	5,917	6,955
Accrued and other liabilities	(1,268)	2,447	111
Net cash provided by operating activities	24,161	18,080	7,795
Cash flows from investing activities:			
Purchase of furniture, fixtures and equipment	(5,796)	(2,635)	(1,241)
Proceeds from sale of furniture, fixtures and equipment	393	229	35
Advances to shareholders	—	—	(918)
Repayment of advances to shareholders	—	—	1,400
Net cash used in investing activities	(5,403)	(2,406)	(724)
Cash flows from financing activities:			
Repayments of borrowings from banks	(832)	(697)	(467)
Payments on capital lease obligations	(806)	(935)	(1,380)
Proceeds from exercise of stock options	729	672	—
Stock buyback	(92)	—	—
Repayments of line of credit, net	—	(12,479)	(697)
Repayment of loans to related parties, net	—	40	72
Distributions to shareholders	—	(35,039)	(1,637)
Proceeds from issuance of common stock	327	65,104	—
Cost of equity issuance	—	(2,371)	—
Net cash (used in) provided by financing activities	(674)	14,295	(4,109)
Net increase in cash	18,084	29,969	2,962
Cash and cash equivalents at beginning of period	33,747	3,778	817
Cash and cash equivalents at end of period	$ 51,831	$ 33,747	$ 3,779
Supplemental disclosure of cash flow information:			
Cash paid during the year:			
Income taxes	$ 4,025	$ 3,927	$ 6
Interest	197	1,567	1,605
Non-cash transactions:			
Tax benefit from exercise of stock options	609	232	—
Purchase of furniture, fixtures and equipment with long-term debt	—	—	114
Refinance of furniture, fixtures and equipment under capital lease obligations with long-term debt	—	—	1,449
Sale of equipment with a note receivable	—	—	672
Default on note receivable and return of equipment	—	—	419

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Company Organization:

Simple Technology, Inc., incorporated in 1990 and renamed SimpleTech, Inc. in May 2001, designs, manufactures and markets a comprehensive line of memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. The Company's memory and storage products are based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies. In addition, the Company offers a line of high-density memory products using three-dimensional IC Tower stacking technology that allows multiple memory chips to be stacked together to increase the capabilities of memory modules without increasing the product footprint. These products are used in high-performance computing, networking and communications, consumer electronics and industrial applications.

Note 2. Summary of Significant Accounting Policies:

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of SimpleTech, Inc. and its subsidiaries in California, Canada and Scotland (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents: Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

Inventory: Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out ("FIFO") method of accounting.

Furniture, Fixtures and Equipment: Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company's estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment and seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Land Held for Investment: Land held for investment was recorded at the shareholders' contributed historical cost, which was less than or approximated fair market value. Such land, with a cost of $325,000, was contributed to charity in 1999 and was reflected in other expense.

Long-Term Debt: The fair values of the Company's long-term debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's loans approximate their fair values.

Revenue Recognition: Product sales and related cost of sales are recognized upon the shipment of product to customers provided the Company has received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, returns are reasonably estimable and there are no remaining obligations. The terms of substantially all product sales are FOB shipping point. A substantial portion of the Company's sales through its Commercial Division includes limited rights to return unsold inventory. In addition, some customers have limited price protection rights for inventories of the Company's products held by them. If the Company reduces the list price of their products, these customers may be entitled to receive credits from the Company. The Company provides for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management's expectations.

Shipping and Handling Costs: Shipping and handling costs incurred in a sales transaction to ship products to a customer are included in sales and marketing. For the years ended December 31, 2001, 2000 and 1999, shipping and handling costs were approximately $2,400,000, $2,100,000 and $1,700,000, respectively.

Advertising Costs: Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 2001, 2000 and 1999, advertising costs were approximately $2,914,000, $3,599,000 and $2,858,000, respectively.

Income Taxes: Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's underlying stock at the date of grant over the exercise price of the option, amortized over the vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123.

Per Share Information: In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which established standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly held common shares and potential common shares. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

For the years ended December 31, 2001, 2000 and 1999, potentially dilutive securities consisted solely of options and resulted in potential common shares of 1,308,818, 2,200,460 and 2,056,966, respectively.

In September 2000, the Company effected a 5.07 for 1.0 stock split of all outstanding common stock and common stock options. All share and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

Pro Forma Net Income (unaudited): Pro forma net income is computed using an effective tax rate of 38% to reflect the estimated income tax expense of the Company as if it had been subject to C corporation federal and state income taxes for the period, instead of S corporation income taxes.

Segment Reporting: In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supercedes substantially all the reporting requirements previously required under SFAS No. 14, "Financial Reporting for Business Segments of an Enterprise," and establishes standards for the way the Company reports information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, the determination of segments to be reported in the financial statements is to be consistent with the manner in which management organizes and evaluates the internal organization to make operating decisions and assess performance. The adoption of this statement did not have an impact upon the Company's operating results or financial position as this statement's provisions affect only the disclosure of certain segment information in the notes to the consolidated financial statements.

Risks and Uncertainties: Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 2001 and 2000, approximately 37% and 40%, respectively, of accounts receivable were concentrated with three customers. For the years ended December 31, 2001, 2000 and 1999, sales to CDW Computer Centers comprised 20%, 17% and 19%, respectively, of the Company's revenues. For the year ended December 31, 2001, sales to Unisys accounted for 11% of the Company's revenues. For the year ended December 31, 2000, sales to Cisco Systems accounted for 15% of the Company's revenues. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 2001 and 2000, or for each of the three years in the period ended December 31, 2001. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well-established companies. Historically, bad debt provisions have been consistent with management's expectations.

At December 31, 2001 and 2000, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company's financial position and results of operations.

Certain of the Company's products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruptions in product shipments or increases in product costs, which could have a material adverse effect on the Company's financial position and results of operations.

Management Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting standards: In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, requires that long-lived assets that are to be disposed by sale be measured at the lower of book value or fair value less cost to sell and expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. SFAS No. 144 is effective for all fiscal years beginning after December 15, 2001 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2002. The Company is currently evaluating the impact of the adoption of SFAS No. 144 on its consolidated financial statements.

Reclassifications: Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Note 3. Related Party Transactions:

The Company occupies two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which its executive offices, manufacturing, engineering, research and development and testing operations are located. The Company leases both facilities from MDC Land LLC ("MDC"), a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of SimpleTech. MDC has no operations other than leasing transactions with the Company. An operating lease with MDC for the 24,500 square foot facility was signed in April 2000. The lease term was decreased from 26 years to 5 years, expiring in March 2005, and the monthly base rent was changed from approximately $19,000 to approximately $17,000. An operating lease with MDC for the 48,600 square foot facility was signed in June 2000. The 48,600 square foot facility lease expires in May 2005, and the base rent is approximately $33,000 per month. Building rent expense for the years ended December 31, 2001, 2000 and 1999, amounted to $603,000, $446,000 and $228,000, respectively.

In 1996 and 1997, the Company entered into equipment leases with MDC Land Corporation, a corporation owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. Each lease has a term of five years and is accounted for as a capital lease. Equipment lease payments amounted to $385,000 in 2001, $574,000 in 2000, and $574,000 in 1999. In December 2001, the Company exercised its purchase option under the capital leases by purchasing all of the related equipment for approximately $21,000.

During 1999, the Company made non-interest bearing advances to a development stage company in Houston, Texas owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, totaling $20,000 to fund working capital needs, at which time the aggregate amount due from the this entity totaled $502,000. Subsequently in 1999, $314,000 was repaid by this development stage company and the remaining amount of these advances, $188,000, was repaid in conjunction with shareholder distributions in December 1999.

During 1999, the Company made non-interest bearing advances totaling $898,000 to a development stage company in Irvine, California owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, to finance the development and fund the working capital needs of this development stage company. In December 1999, these advances were repaid in full in conjunction with shareholder distributions.

Note 4. Inventory:

Inventory consists of the following:

		December 31,
	2001	2000
Raw materials	$ 5,421,000	$ 24,768,000
Work-in-progress	927,000	759,000
Finished goods	4,785,000	9,652,000
	11,133,000	35,179,000
Valuation allowances	(1,290,000)	(4,127,000)
	$ 9,843,000	$ 31,052,000

Note 5. Furniture, Fixtures and Equipment:
Furniture, fixtures and equipment consist of the following:

	2001	December 31, 2000
Furniture and fixtures	$ 299,000	$ 294,000
Equipment	21,557,000	16,769,000
	21,856,000	17,063,000
Accumulated depreciation and amortization	(12,729,000)	(10,137,000)
	$ 9,127,000	$ 6,926,000

For the years ended December 31, 2001, 2000 and 1999, the Company recorded depreciation and amortization expense of approximately $3,152,000, $3,406,000 and $3,581,000, respectively.

At December 31, 2001 and 2000, furniture, fixtures and equipment included approximately $1,978,000 and $6,946,000, respectively, of assets under capital leases with associated accumulated amortization of approximately $1,486,000 and $5,446,000, respectively. As discussed in Note 3, such amounts in 2000 include approximately $2,304,000 of assets under capital leases with a related party with associated accumulated amortization of approximately $1,981,000. In December 2001, the Company exercised its purchase option under the capital leases with a related party by purchasing all of the related equipment for approximately $21,000.

Note 6. Line of Credit:
Effective August 3, 1999, the Company entered into a line of credit agreement, as amended. Amounts borrowed thereunder are collateralized by substantially all of the Company's assets. Terms of the agreement include a maximum borrowing amount of $27,500,000, subject to eligible accounts receivable and inventory balances, bearing interest at the prime rate and expiring in August 2002, unless renewed. There were no borrowings on this line of credit at December 31, 2001 and 2000.

The provisions of the line of credit agreement contain various nonfinancial and financial covenants that, among other things, require the Company to maintain a minimum tangible net worth amount and a maximum debt to tangible net worth ratio. The covenants also limit capital expenditures, distributions and dividends that can be made by the Company. As of December 31, 2001, the Company was in compliance with all such covenants.

Note 7. Long-Term Debt:
Long-term debt consists of the following:

	2001	December 31, 2000
Equipment notes payable, principal and interest payable in monthly installments of $70,671, maturing at various dates through December 2004, collateralized by equipment, interest ranging between 8.4% and 9.1%	$ 1,012,000	$ 1,738,000
Other notes payable to a bank	—	106,000
	1,012,000	1,844,000
Less current portion	(741,000)	(761,000)
	$ 271,000	$ 1,083,000

The equipment notes payable agreements contain various nonfinancial covenants that, among other things, limit distributions and dividends to shareholders and require the equipment to remain unencumbered by other liens.

Scheduled principal payments during each of the years ending December 31 are as follows:

2002	$ 741,000
2003	129,000
2004	142,000
	$ 1,012,000

Note 8. Income Taxes:
From formation in March 1990 to September 26, 2000, the Company had elected for U.S. federal income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code. Under this election, the Company's shareholders, rather than the Company, were subject to federal income taxes on their respective share of the Company's taxable income. The Company had also elected similar treatment for California franchise tax purposes which, in addition, requires a state income tax at the Company-level of 1.5%. On September 26, 2000, the Company terminated its Subchapter S election. Subsequent to the termination, the Company has paid federal and state corporate-level income taxes. In 1999 and 2000, pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes as a C corporation for all periods presented.

The provision (benefit) for income taxes consists of the following:

	2001	2000	December 31, 1999
Current			
Federal	$ 527,000	$ 3,544,000	$ —
State	(6,000)	496,000	1,000
Foreign	—	369,000	—
	521,000	4,409,000	1,000
Deferred			
Federal	948,000	(1,752,000)	—
State	68,000	181,000	(519,000)
	1,016,000	(1,571,000)	(519,000)
Total provision (benefit) for income taxes	$ 1,537,000	$ 2,838,000	$ (518,000)

For 2001, the difference between the effective rate and the expected U.S. federal tax rate is due primarily to state taxes and other permanent differences between tax and financial reporting income. For 2000, the difference between the effective tax rate and the expected U.S. federal tax rate is due primarily to an increase in deferred tax assets as a result of terminating the Company's S corporation status and income taxed at the shareholder level. For 1999, the difference between the effective tax rate and the expected California tax rate is due primarily to state tax credits and decreases in the valuation allowance.

The provision (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

	2001	2000	1999
Statutory regular federal income tax	35.0%	35.0%	— %
State taxes, net of federal benefit	1.1	2.3	(4.3)
Income taxed at shareholder level prior to termination of S-corporation election	—	(21.9)	—
Increase in deferred tax benefits from termination of S-corporation election	—	(5.9)	—
Other	3.5	0.6	—
	39.6%	10.1%	(4.3)%

The components of deferred tax assets and (liabilities) are as follows:

	December 31, 2001	2000
Current deferred tax assets (liabilities):		
Financial statement reserves	$ 798,000	$ 1,914,000
Accrued expenses	137,000	184,000
State taxes	(149,000)	(55,000)
Other	—	17,000
Total current	786, 000	2,060,000
Noncurrent deferred tax assets:		
Depreciation and amortization	430,000	54,000
Operating loss carryforwards	715,000	900,000
Credit carryforwards	147,000	—
Stock options	—	267,000
Other	10,000	8,000
	1,302,000	1,229,000
Valuation allowance	(715,000)	(900,000)
Total noncurrent	587,000	329,000
	$ 1,373,000	$ 2,389,000

For income tax purposes, the Company's foreign subsidiary, Simple Technology Limited, is treated as a separate entity and, therefore, is not subject to U.S. taxation.

The Company's foreign subsidiary, SimpleTech Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation. At December 31, 2001 and 2000, this entity had U.K. net operating loss carryforwards of $2,300,000 and $3,000,000, respectively. The losses carry over indefinitely, unless certain changes in business operations, as defined, occur during the carryover period. The Company has established a valuation allowance against these deferred tax assets since it cannot be established that this foreign subsidiary's U.K. net operating loss carryforwards will be fully utilized.

Note 9. Commitments and Contingencies:

DPAC Technologies, Inc. – Patent Infringement. On September 23, 1998, the Company filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. ("DPAC"), in the United States District Court for the Central District of California for infringement of the Company's IC Tower stacking patent, U.S. Patent No. 5,514,907. The Company is seeking damages, including prejudgment interest, an injunction against further infringement of the Company's patent by DPAC, treble damages and attorneys' fees. DPAC filed an answer to the Company's complaint denying the Company's claim of infringement, asserted a defense of patent invalidity against the Company's IC Tower stacking patent and asserted a counterclaim against the Company alleging infringement of its stacking patent, U.S. Patent No. 4,956,694. On March 29, 2001, the court entered final judgement finding DPAC did not infringe the Company's patent and that the Company did not infringe DPAC's patent. The Company anticipates that the affirmance will have no material impact on its on-going business. DPAC did not appeal the ruling in the Company's favor, and that ruling is now final.

Unaudited update: The Company appealed the ruling in DPAC's favor, and that ruling was affirmed March 7, 2002.

On October 17, 2000, the Company received a reissue patent of the '907 patent from the U.S. Patent and Trademark Office. The reissue patent is U.S. Patent No. Re. 36,916.

On February 21, 2001, the Company filed a new lawsuit against DPAC in the United States District Court for the Central District of California for infringement of the Company's IC Tower stacking reissue patent, U.S. Patent

No. Re. 36,916. The Company is seeking damages and an injunction against infringement of the Company's patent by DPAC. On March 13, 2001, DPAC filed an answer to the Company's complaint denying the Company's claim of infringement, and asserted a defense of patent invalidity against the Company's IC Tower stacking reissue patent. In addition, DPAC counterclaimed alleging misappropriation of unspecified technology and the sale of products by the Company incorporating such technology alleged to have been misappropriated. The Court stayed action in the litigation pending the outcome of appeal in the above-referenced litigation.

Lemelson Medical, Education & Research Foundation, LLP – Patent Infringement. The Company received notice on November 26, 2001, that the Lemelson Medical, Education & Research Foundation, LLP ("Lemelson Foundation") filed a complaint on November 13, 2001, against the Company and other defendants. The complaint was filed in the District Court of Arizona and alleges that the Company's manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology.

Unaudited update: On March 7, 2002, the Company was served with the Lemelson Foundation complaint. Additionally, the judge in this case has indicated that he intends to stay this case as to any defendant whose alleged infringement concerns only those patents relating to machine vision technology and bar coding technology, pending resolution of the Symbol Technologies v. Lemelson case, which involves the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time.

Interactive Flight Technologies, Inc. On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from the Company's sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and was not a party to this lawsuit. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification.

All parties entered into a settlement agreement that settled all claims between them. Under the terms of the settlement, the Company made a total payment of $1,810,000 to Interactive Flight and the other parties. On January 23, 2001, the court entered its Order of Dismissal dismissing all remaining claims between the parties.

Other Legal Proceedings. The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company's products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company's insurance does not cover intellectual property infringement.

Lease Commitments. As discussed in Note 3, the Company leases its corporate office facilities from affiliates of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of the Company. In addition, the Company leases from unaffiliated third parties under capital leases, manufacturing equipment with initial noncancelable lease terms ranging from 4 to 5 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

	Capital Leases	Operating Leases (Related Party)
2002	$ 466,000	$ 603,000
2003	115,000	603,000
2004	—	603,000
2005	—	217,000
Net minimum lease payments	581,000	$ 2,026,000
Less, amounts representing interest	(27,000)	
Present value of future minimum capital lease obligations	554,000	
Less, current portion	(441,000)	
Capital lease obligations, less current portion	$ 113,000	

Rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $783,000, $772,000 and $802,000, respectively, inclusive of related party balances.

Repurchase Agreements. The Company is contingently liable at December 31, 2001, to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 2001, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there can be no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $1,100,000, $2,700,000 and $2,000,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

401(k) Plan. The Company has a 401(k) profit sharing plan covering employees with at least six months of service. Employees may make voluntary contributions of up to 20% of their annual pre-tax compensation to the plan, subject to the maximum limit allowed by the IRS guidelines. The Company makes matching contributions equal to one-half of each participating employee's matchable contributions to the plan which cannot exceed 10% of their salary. The Company's matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment. For the years ended December 31, 2001, 2000 and 1999, the Company made matching contributions of approximately $424,000, $369,000 and $339,000, respectively.

Company Stock Buy Back. In September 2001, the Company's Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 1,800,000 shares of the Company's common stock over an 18-month period. The shares may be purchased from time to time, at prevailing market prices, through open market or unsolicited negotiated transactions, depending on market conditions and other considerations, until March 31, 2003. During fiscal 2001, the Company repurchased 72,500 shares of its common stock for a total of $92,000 under this program. Shares of common stock repurchased have been returned to the status of authorized but unissued shares of common stock and may be issued by the Company in the future.

Note 10. Stock Option Plan:

The 2000 Stock Incentive Plan (the "Plan") is intended to serve as the successor equity incentive program to the 1996 Stock Option Plan (the "Predecessor Plan"). The Plan was adopted by the Company's board of directors and approved by its shareholders in June 2000. In September 2000, the Plan became effective, and all outstanding options under the Predecessor Plan were transferred into the Plan. No further option grants will be made under the Predecessor Plan. The transferred options will continue to be governed by their existing terms, unless the compensation committee of the Board of Directors elects to extend one or more features of the Plan to those options.

The Plan provides for the direct sale of shares and the grant of options to purchase shares of the Company's common stock to officers and other employees, non-employee board members and consultants. Under the Plan, eligible participants may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date. The compensation committee of the Board of Directors has the authority to determine the time or times at which options become exercisable under the Plan. Options expire within a period of not more than ten years from the date of grant.

On October 29, 2001, the compensation committee of the Board of Directors authorized the Company to implement an option exchange program pursuant to which the Company's current employees, including executive officers, were given the opportunity to exchange their outstanding options to purchase shares of the Company's common stock for new stock options for the same number of shares to be granted to them at a later date. At the conclusion of the option exchange program on December 20, 2001, the Company accepted for exchange and cancelled options to purchase an aggregate of 2,309,500 shares of the Company's common stock. As a result, the Company expects to issue new replacement options under the Plan for 2,309,500 shares of common stock on or after June 21, 2002 in exchange for those cancelled options. The exercise price of each replacement option will be equal to the closing price per share of the Company's common stock on the new grant date.

At December 31, 2001, the Plan provided for the issuance of up to 8,535,911 shares of common stock, including 2,777,471 shares subject to options transferred from the Predecessor Plan. The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January in each calendar year by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will exceed 2,500,000 shares.

A summary of the option activity under the Plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balances at 12/31/98	3,026,865	$ 1.07
Granted	518,960	$ 1.18
Exercised	—	$ —
Canceled	(160,764)	$ 1.11
Balances at 12/31/99	3,385,061	$ 1.08
Granted	3,569,000	$ 10.97
Exercised	(607,641)	$ 1.11
Canceled	(77,949)	$ 11.00
Balances at 12/31/00	6,268,471	$ 6.58
Granted	1,583,550	$ 2.60
Exercised	(672,057)	$ 1.08
Canceled	(3,434,850)	$ 9.95
Balances at 12/31/01	3,745,114	$ 2.78
Exercisable at 12/31/99	3,113,069	$ 1.06
Exercisable at 12/31/00	2,658,820	$ 1.07
Exercisable at 12/3101	2,044,720	$ 1.80

At December 31, 2001, 5,041,981 options were available for grant under the Plans.

	Options Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$1.06 to $1.18	1,886,939	$ 1.07	4.73	1,864,020	$ 1.07
$1.50 to $2.51	366,875	1.79	9.72	—	—
$2.74	912,900	2.74	9.33	—	—
$3.38	134,500	3.38	9.17	4,400	3.38
$6.50 to $8.13	115,000	7.77	8.77	95,000	8.04
$11.00	328,900	11.00	8.75	81,300	11.00
	3,745,114			2,044,720	

No compensation expense was recorded as a result of stock options granted to employees through December 31, 1998 or in the years ended December 31, 2001 and 2000 as the fair market value approximated the per share exercise price of the respective options granted. With respect to options granted to employees in 1999 there were 446,459 shares under options granted in January 1999 with an estimated fair market value of $1.58 per share, 65,910 granted in April 1999 and 6,591 granted in May 1999 with an estimated fair market value of $2.37 per share, all of which were granted at an exercise price of $1.18 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 is accounted for as unearned compensation and is being amortized to expense over the related service period. The Company recorded a total of approximately $47,000, $79,000 and $120,000 as compensation expense for the years ended December 31, 2001, 2000 and 1999, respectively, related to options granted to employees.

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Accordingly, no compensation cost has been recognized for its Plan other than that described above. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company's net income for the years ended December 31, 2001, 2000 and 1999 would have resulted in the pro forma amounts below:

	Year Ended December 31, 2001	2000	1999
Income before income taxes, as reported	$ 3,877,000	$ 28,198,000	$ 11,985,000
Additional compensation expense per SFAS No. 123	(3,992,000)	(946,000)	(107,000)
Pro forma (loss) income before (benefit) provision for income taxes	(115,000)	27,252,000	11,878,000
Pro forma (benefit) provision for income taxes	(45,000)	2,649,000	(513,000)
Pro forma net (loss) income	$ (70,000)	$ 24,603,000	$ 12,391,000
Net income as reported	$ 2,340,000	$ 17,315,000[(a)]	$ 7,431,000[(a)]
Basic net (loss) income per share:			
Pro forma	$ —	$ 0.76	$ 0.40
As reported	$ 0.06	$ 0.53[(a)]	$ 0.24[(a)]
Diluted net (loss) income per share:			
Pro forma	$ —	$ 0.71	$ 0.38
As reported	$ 0.06	$ 0.50[(a)]	$ 0.23[(a)]
Weighted average shares outstanding:			
Basic	38,126,687	32,393,218	30,601,027
Diluted	39,435,505	34,593,678	32,657,993

(a) Pro forma (Note 2).

The fair value of each option grant under the Predecessor Plan was estimated on the date of the grant using the minimum value method as the Company was a nonpublic entity while this plan was in effect. This value was the current stock price less the present value of the exercise price for a stock that does not pay dividends. The assumptions used for the period from January 1, 2000 through the date of the Company's initial public offering on September 28, 2000 and for the years ended December 31, 1999 and 1998 were as follows: the risk-free interest rate ranged from 4.39% to 6.41%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date after consideration of any related unearned compensation recorded in the consolidated financial statements; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; and the common stock is not expected to pay dividends.

The fair value of each option grant under the 2000 Stock Incentive Plan and subsequent to the Company's 2000 initial public offering was estimated on the date of the grant using the Black-Scholes option-pricing model. The assumptions used for the period from September 28, 2000 through December 31, 2001, were as follows: the risk-free interest rate ranged from 5.73% to 5.92%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; expected volatility is estimated to be 65% and the common stock is not expected to pay dividends.

The weighted average grant date fair value per share of shares under option was $1.47, $5.32 and $3.27 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 11. Segment Information:

The Company designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high-performance computing, networking and communications, consumer electronics and industrial applications. The Company provides memory solutions for two reportable operating segments, Industrial and Commercial, based on dynamic random access memory, static random access memory and Flash memory technologies. The accounting policies for each of the reportable operating segments are the same as those described in Note 2.

The Company uses net sales and gross profit as the basis for evaluating the performance of its operating segments. The Company does not allocate operating expenses, interest or income taxes to operating segments. Due to the similarity of products manufactured for customers within each operating segment, the Company does not maintain separate records to identify assets by operating segment.

Summarized financial information regarding the Company's reportable segments is shown in the following table (in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Industrial	Commercial	Consolidated	Industrial	Commercial	Consolidated	Industrial	Commercial	Consolidated
Net revenues	$ 48,037	$ 116,204	$ 164,241	$ 144,178	$ 164,138	$ 308,316	$ 49,601	$ 142,992	$ 192,593
Cost of revenues	33,818	93,873	127,691	105,650	134,314	239,964	35,018	117,725	152,743
Gross profit	$ 14,219	$ 22,331	$ 36,550	$ 38,528	$ 29,824	$ 68,352	$ 14,583	$ 25,267	$ 39,850

For the years ended December 31, 2001, 2000 and 1999, international sales comprised 16%, 13% and 15% of the Company's revenues, respectively. During these periods, no single foreign country accounted for more than 10% of total revenues. Substantially all of the Company's international sales are export sales, which are shipped domestically to the Company's foreign customers.

Note 12. Selected Quarterly Financial Data (unaudited):

	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Quarter Ended Dec. 31, 2001
Fiscal Year Ended December 31, 2001				
Net revenues	$ 58,715,000	$ 36,768,000	$ 33,177,000	$ 35,581,000
Gross profit	15,462,000	5,619,000	5,651,000	9,818,000
Income (loss) from operations	6,149,000	(3,589,000)	(1,744,000)	1,666,000
Net income (loss)	$ 3,959,000	$ (1,934,000)	$ (843,000)	$ 1,158,000
Net income (loss) per share:				
Basic	$ 0.10	$ (0.05)	$ (0.02)	$ 0.03
Diluted	$ 0.10	$ (0.05)	$ (0.02)	$ 0.03

	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Quarter Ended Dec. 31, 2000
Fiscal Year Ended December 31, 2000				
Net revenues	$ 57,835,000	$ 75,136,000	$ 84,879,000	$ 90,466,000
Gross profit	12,822,000	16,913,000	18,470,000	20,147,000
Income from operations	5,171,000	7,001,000	7,640,000	9,544,000
Pro forma net income	$ 3,029,000	$ 4,019,000	$ 4,324,000	$ 5,943,000
Pro forma net income per share:				
Basic	$ 0.10	$ 0.13	$ 0.14	$ 0.16
Diluted	$ 0.10	$ 0.12	$ 0.13	$ 0.15

	Mar. 31, 1999	Jun. 30, 1999	Sept. 30, 1999	Quarter Ended Dec. 31, 1999
Fiscal Year Ended December 31, 1999				
Net revenues	$ 41,951,000	$ 41,327,000	$ 53,007,000	$ 56,308,000
Gross profit	7,191,000	7,736,000	13,102,000	11,821,000
Income from operations	1,199,000	1,424,000	7,310,000	4,180,000
Pro forma net income	$ 458,000	$ 566,000	$ 4,250,000	$ 2,157,000
Pro forma net income per share:				
Basic	$ 0.01	$ 0.02	$ 0.14	$ 0.07
Diluted	$ 0.01	$ 0.02	$ 0.13	$ 0.07

Note 13. Subsequent Events (unaudited):

Acquisition of Irvine Networks. In January 2002, the Company completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks LLC and hired their engineering staff. The on-going operation has become the Xiran Division of the Company. For the past two-and-a-half years, Irvine Networks has been developing innovative content processing technology for Web-based server platforms. The effort is in the final stages of developing a working prototype. The completed products, incorporating the Company's patented memory stacking technology, is expected to be inserted into Web-based servers to enable the faster transmission of files.

Report of Independent Accountants

The Shareholders and Board of Directors
SimpleTech, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of SimpleTech, Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
January 31, 2002

CORPORATE DIRECTORY

Board of Directors

F. Michael Ball[1][2]
Corporate Vice President and President,
North America Region, Allergan, Inc.

Thomas A. Beaver[1][2]
President and Chief Executive Officer,
3DSP Corporation

Mark R. Hollinger[1][2]
President and Chief Executive Officer,
Merix Corporation

Dan Moses
Chief Financial Officer,
SimpleTech, Inc.

Manouch Moshayedi
Chairman and Chief Executive Officer,
SimpleTech, Inc.

Mark Moshayedi
Chief Operating Officer,
Chief Technical Officer and Secretary,
SimpleTech, Inc.

Mike Moshayedi
President,
SimpleTech, Inc.

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

Corporate Officers

Manouch Moshayedi
Chairman and Chief Executive Officer

Mark Moshayedi
Chief Operating Officer,
Chief Technical Officer and Secretary

Mike Moshayedi
President

Michael Hajeck
Senior Vice President of Sales

Dan Moses
Chief Financial Officer

Shane Mortazavi
Vice President of Operations

Carl Swartz
Vice President of Strategic Planning
and General Counsel

Jeanclaude Toma
Vice President of Marketing and
Business Development

Vahid Ordoubadian
Vice President,
Advance Technology Development

Corporate Office

SimpleTech
3001 Daimler Street
Santa Ana, California 92705
phone 1 800 367 7330
www.simpletech.com

Investor Relations

Mitch Gellman
Director of Investor Relations
phone 949 260 8328 (direct)
fax 949 417 0609
ir@simpletech.com

Annual Meeting

Wednesday, May 15, 2002
10:00 am Pacific Standard Time
Irvine Marriott Hotel
18000 Von Karman
Irvine, California 92612

Stock Transfer Agent

American Stock Transfer &
Trust Company
New York, NY

Legal Counsel

Brobeck Phleger &
Harrison LLP
Los Angeles, CA

Form 10-K

A copy of the company's annual report on form 10-K for the year ended December 31, 2001, and other interim financial reports may be obtained, without charge, by contacting SimpleTech investor relations at 949 260 8328 or viewing these reports online at www.simpletech.com or www.sec.gov.

Independent Accountants
PricewaterhouseCoopers LLP
Irvine, CA

Market Information
Our common stock has traded on The Nasdaq National Market under the symbol "STEC." Our initial public offering of stock occurred on September 29, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low intra-day sales prices reported on The Nasdaq National Market for our common stock for the periods indicated.

	Price range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 2000:		
Third Quarter	$ 11.53	$ 9.00
Fourth Quarter	$ 9.33	$ 2.88

	Price range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 2001:		
First Quarter	$ 6.00	$ 2.50
Second Quarter	$ 3.49	$ 2.20
Third Quarter	$ 3.15	$ 1.03
Forth Quarter	$ 3.60	$ 1.30

Recent Share Prices. The following table sets forth the closing sales prices per share of our common stock on The Nasdaq National Market on (i) December 28, 2001, and (ii) March 14, 2002. Because the market price of our common stock is subject to fluctuation, the market value of the shares of our common stock may increase or decrease.

	Closing Price
December 28, 2001	$ 2.95
March 14, 2002	$ 8.00

Holders. As of March 14, 2002, there were 63 holders of record of our common stock.

Dividend Policy. Prior to our conversion from an S corporation to a C corporation in September 2000, we paid distributions to our S corporation shareholders in amounts generally consistent with their tax liabilities arising from their allocable share of S corporation earnings. We also made distributions of notes to our shareholders of record as of September 20, 2000, in an aggregate amount equal to our total earnings from the date of our formation through September 26, 2000.

Since becoming a C corporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend principally upon our results of operations, financial conditions, capital requirements, contractual and legal restrictions and other factors the board deems relevant.

Under the terms of our line of credit with Comerica Bank, we have agreed to not declare or pay any cash dividends or make any other cash distributions with respect to shares of our capital stock without the prior written consent of Comerica Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Note 6 of the notes to our consolidated financial statements."

Design: Stoyan Design, Costa Mesa, California

SimpleTech

3001 Daimler Street, Santa Ana, California 92705

949 260 8328 simpletech.com NASDAQ: STEC